Exhibit 99.1



Alcon Reports Rise in First Quarter Earnings on Organic Sales Growth

First Quarter Highlights
- _Sales were in line with company expectations_
- _Organic sales growth was 4.8 percent, while reported sales declined 2.8 percent_
- _Reported diluted EPS increased 5.6 percent to $1.51_
- _Non-GAAP adjusted diluted EPS rose 8.4 percent to $1.55_
- _Management confirms outlook for full year results_

HUENENBERG, Switzerland – April 22, 2009 – Alcon, Inc. (NYSE:ACL) reported global sales of $1,493.3 million for the first quarter of 2009, a 4.8 percent increase excluding the impact of foreign exchange fluctuations, or a decrease of 2.8 percent compared to the first quarter of 2008 on a reported basis. Net earnings for the first quarter of 2009 increased 5.3 percent to $452.0 million compared to $429.4 million in the first quarter of 2008. For the same periods, diluted earnings per share increased 5.6 percent to $1.51 from $1.43. Excluding $13.1 million of after-tax costs associated with the company's previously announced restructuring program, both non-GAAP adjusted net earnings for the first quarter of 2009 increased 8.3 percent to $465.1, and diluted earnings per share increased 8.4 percent to $1.55 when compared to the first quarter of 2008. Reconciliations of reported and adjusted results for the first quarter are included in the financial tables below.

  "Our global diversification and commercial execution delivered organic sales growth in line with our expectations and solid profit performance in spite of a challenging global market environment," said Kevin Buehler, Alcon's president and chief executive officer. "We will continue to manage discretionary costs in line with the current market conditions while still investing in brand development and research projects that will fuel future growth."

First Quarter Highlights
  All growth comparisons are for the first quarter of 2009 compared to the first quarter of 2008. Organic sales growth rates provided below are non-GAAP measures, which are reconciled in a table at the end of this release.
  - International sales achieved positive organic sales growth of 10.2 percent, but declined 3.4 percent on a reported basis. Strong international pharmaceutical sales, especially in Japan, and a 14.1 percent organic sales growth rate, or a decline of 5.0 percent on a reported basis, for emerging markets were the main contributors to this performance.
  - U.S. sales declined 2.1 percent due to generic competition to **TobraDex**® ophthalmic solution, lower market demand for ophthalmic pharmaceuticals, a less favorable market environment in cataract surgery and a reduction in retailer inventories in the consumer business.
  - Sales in Japan increased 18.3 percent organically, or 33.1 percent on a reported basis, due to a stronger Japanese allergy season and significant market share gains by **Patanol**® ophthalmic solution. **TRAVATANZ**® ophthalmic solution also gained market share and contributed to this strong performance.
  - Sales of glaucoma products rose 19.8 percent organically, or 10.6 percent on a reported basis, mostly due to continued global market share gains by **TRAVATAN**®,

TRAVATAN Z® and DUOTRAV® ophthalmic solutions. On a combined basis in the United States, TRAVATAN® and TRAVATAN Z® gained 3.9 market share points in the prostaglandin analogue category on a year-to-date basis through February 2009 compared to the same period in the prior year.

➢ Sales of TobraDex® ophthalmic suspension declined 39.7 percent due to the U.S. launch of generic tobramycin/dexamethasone suspensions in January. This decline was partially offset by a pipeline fill for and sales of generic tobramycin/dexamethasone by the company's generic affiliate, Falcon Pharmaceuticals, Ltd.

➢ Sales of intraocular lenses were $248.3 million, which reflected a 4.4 percent organic increase, or a 4.8 decrease on a reported basis. AcrySof® Toric and AcrySof® ReSTOR® Aspheric advanced technology lenses together rose 9.7 percent organically, or 0.8 percent on a reported growth basis. Advanced technology lenses increased 6.3 percent on a unit basis reflecting continued market adoption of these innovative technologies.

➢ A decline in retailer inventories of contact lens solutions in the United States had a negative impact on sales of contact lens disinfectants. However, OPTI-FREE® RepleniSH® and EXPRESS® multipurpose disinfecting solutions maintained their position as the leading branded solutions on the market today.

➢ On March 10, the company announced a refractive laser contract with LCA-Vision for 75 ALLEGRETTO WAVE® excimer lasers. The contract comes as part of a decision by LCA-Vision to standardize its laser surgery technology on two platforms based on clinical performance.

➢ The European Union approved diopter expansions for the AcrySof® ReSTOR® +3.0 and +4.0 Add lenses to now include 6.0 to 9.5 diopters, which further broadens the existing reach of these lenses. The company filed a PMA in the United States for similar diopter expansions for the AcrySof® ReSTOR® +4.0 Add lens.

➢ Alcon's generic affiliate, Falcon Pharmaceuticals, Ltd., filed an ANDA for generic latanoprost, which is a generic version of the leading prostaglandin analogue on the market.

➢ The company received a CE mark in the European Union for the BSS Bag which provides doctors with a more convenient and environmentally friendly package.

➢ Gross profit margin increased 210 basis points to 76.2 percent of sales, due to differences in the impact of exchange rates on cost of goods sold between the two periods, favorable product mix and manufacturing efficiencies.

➢ The company's cost management programs and a positive impact from foreign currency resulted in a decline of 2.5 percent in selling general and administrative costs, which include costs of $9.4 million related to the restructuring.

Full Year Outlook

Based on the positive sales results for the first quarter of 2009, the company reaffirmed that it expects to achieve its previously-issued, mid-single digit organic sales growth target for 2009, which excludes currency fluctuations and acquisitions. The company also reconfirmed that 2009 diluted earnings per share on a U.S. GAAP basis are expected to be between $6.00 and $6.20 and between $6.05 and $6.25 on a non-GAAP adjusted basis (excluding restructuring charges). The company said its underlying performance and market fundamentals support the achievement of full year guidance, with the recognition that there will be some periodic variability in performance and such patterns have been incorporated into expectations for the full year.

Company Description

Alcon, Inc. is the world's leading eye care company, with sales of $6.3 billion in 2008. Alcon, which has been dedicated to the ophthalmic industry for more than 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company. All trademarks noted in this release are the property of Alcon, Inc. For more information about Alcon, visit www.alcon.com.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share data)

	Three months ended March 31,	
	2009	**2008**
Sales	$ 1,493.3	$ 1,536.4
Cost of goods sold	354.7	398.3
Gross profit	1,138.6	1,138.1
Selling, general and administrative	472.1	484.2
Research and development	146.3	144.9
Amortization of intangibles	6.6	8.9
Operating income	513.6	500.1
Other income (expense):		
Gain (loss) from foreign currency, net	(9.7)	5.9
Interest income	11.1	25.7
Interest expense	(5.3)	(17.4)
Other, net	3.9	(10.8)
Earnings before income taxes	513.6	503.5
Income taxes	61.6	74.1
Net earnings	$ 452.0	$ 429.4
Basic earnings per common share	$ 1.51	$ 1.44
Diluted earnings per common share	$ 1.51	$ 1.43
Basic weighted average common shares	298,581,689	297,722,933
Diluted weighted average common shares	300,015,135	301,131,014

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

| | Three Months Ended March 31, | | | Foreign Currency | Organic |
	2009	2008	Change	Change	Change
	(in millions)				
Geographic Sales					
Alcon United States:					
Pharmaceutical	$ 306.7	$ 318.3	(3.6) %	-- %	(3.6) %
Surgical	258.4	254.0	1.7	--	1.7
Consumer Eye Care	92.8	99.7	(6.9)	--	(6.9)
Total United States Sales	**657.9**	**672.0**	**(2.1)**	**--**	**(2.1)**
Alcon International:					
Pharmaceutical	319.4	310.1	3.0	(13.0)	16.0
Surgical	415.3	443.9	(6.4)	(13.6)	7.2
Consumer Eye Care	100.7	110.4	(8.8)	(15.2)	6.4
Total International Sales	**835.4**	**864.4**	**(3.4)**	**(13.6)**	**10.2**
Total Global Sales	**$ 1,493.3**	**$ 1,536.4**	**(2.8)**	**(7.6)**	**4.8**
Global Product Sales					
Infection/inflammation	$ 201.9	$ 228.1	(11.5) %	(6.2) %	(5.3) %
Glaucoma	233.1	210.7	10.6	(9.2)	19.8
Allergy	142.9	131.0	9.1	(0.1)	9.2
Otic/nasal	76.2	66.7	14.2	(3.2)	17.4
Other pharmaceuticals/rebates	(28.0)	(8.1)	N/M	N/M	N/M
Total Pharmaceutical	**626.1**	**628.4**	**(0.4)**	**(6.4)**	**6.0**
Intraocular lenses	248.3	260.9	(4.8)	(9.2)	4.4
Cataract/vitreoretinal	400.2	405.7	(1.4)	(8.4)	7.0
Refractive	25.2	31.3	(19.5)	(7.0)	(12.5)
Total Surgical	**673.7**	**697.9**	**(3.5)**	**(8.7)**	**5.2**
Contact lens disinfectants	106.2	114.4	(7.2)	(5.1)	(2.1)
Artificial tears	65.0	65.8	(1.2)	(13.1)	11.9
Other	22.3	29.9	(25.4)	(8.0)	(17.4)
Total Consumer Eye Care	**193.5**	**210.1**	**(7.9)**	**(8.0)**	**0.1**
Total Global Sales	**$ 1,493.3**	**$ 1,536.4**	**(2.8)**	**(7.6)**	**4.8**

N/M - Not Meaningful
Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in millions)

	March 31, 2009		December 31, 2008	
Assets				
Current assets:				
Cash and cash equivalents	$	3,090.7	$	2,449.4
Short term investments		397.6		563.9
Trade receivables, net		1,235.0		1,168.0
Inventories		579.7		573.8
Deferred income tax assets		143.7		221.2
Other current assets		268.3		243.1
Total current assets		5,715.0		5,219.4
Long term investments		22.3		24.2
Property, plant and equipment, net		1,118.5		1,137.6
Intangible assets, net		83.2		91.3
Goodwill		637.8		645.1
Long term deferred income tax assets		343.0		341.3
Other assets		95.5		92.2
Total assets	$	8,015.3	$	7,551.1
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable	$	213.1	$	198.5
Short term borrowings		1,131.9		1,059.5
Current maturities of long term debt		0.9		1.1
Other current liabilities		892.9		931.2
Total current liabilities		2,238.8		2,190.3
Long term debt, net of current maturities		55.5		60.6
Long term deferred income tax liabilities		20.4		22.2
Other long term liabilities		594.5		586.9
Contingencies				
Shareholders' equity:				
Common shares		42.2		42.2
Additional paid-in capital		1,470.8		1,448.8
Accumulated other comprehensive income		20.0		80.0
Retained earnings		4,150.8		3,699.3
Treasury shares, at cost		(577.7)		(579.2)
Total shareholders' equity		5,106.1		4,691.1
Total liabilities and shareholders' equity	$	8,015.3	$	7,551.1

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)

	Three months ended March 31,	
	2009	2008
Cash provided by (used in) operating activities:		
Net earnings	$ 452.0	$ 429.4
Adjustments to reconcile net earnings to cash provided from operating activities:		
Depreciation	44.1	41.4
Amortization of intangibles	6.6	8.9
Share-based payments	23.1	35.0
Tax benefits (reversals) from share-based compensation	(2.0)	2.1
Deferred income taxes	75.8	(14.9)
Loss (gain) on sale of assets	36.2	0.6
Unrealized depreciation (appreciation) on trading securities	(40.1)	10.6
Other	3.2	0.9
Changes in operating assets and liabilities:		
Trade receivables	(116.5)	(121.5)
Inventories	(42.7)	(8.4)
Other assets	(36.4)	25.2
Accounts payable and other current liabilities	(2.6)	(21.2)
Other long term liabilities	8.7	10.0
Net cash from operating activities	409.4	398.1
Cash provided by (used in) investing activities:		
Purchases of property, plant and equipment	(51.8)	(55.3)
Purchases of intangible assets	(0.8)	(5.2)
Purchases of investments	(246.1)	(32.0)
Proceeds from sales and maturities of investments	419.9	22.8
Other	(0.5)	1.1
Net cash from investing activities	120.7	(68.6)
Cash provided by (used in) financing activities:		
Net proceeds from (repayment of) short term debt	113.5	3.6
Repayment of long term debt	(0.4)	(0.2)
Acquisition of treasury shares	(4.1)	(21.4)
Proceeds from exercise of stock options	4.8	37.6
Tax benefits from share-based payment arrangements	0.6	11.7
Net cash from financing activities	114.4	31.3
Effect of exchange rates on cash and cash equivalents	(3.2)	4.6
Net increase in cash and cash equivalents	641.3	365.4
Cash and cash equivalents, beginning of period	2,449.4	2,134.3
Cash and cash equivalents, end of period	$ 3,090.7	$ 2,499.7

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Disclosures (Unaudited)
(USD in millions, except per share data)

	Reported		Restructuring Charges		Non-GAAP Adjusted	
Sales	$	1,493.3	$	--	$	1,493.3
Cost of goods sold		354.7		3.1		351.6
Gross profit		1,138.6		(3.1)		1,141.7
Selling, general and administrative		472.1		9.4		462.7
Research and development		146.3		5.5		140.8
Amortization of intangibles		6.6		--		6.6
Operating income		513.6		(18.0)		531.6
Other income (expense):						
Gain (loss) from foreign currency, net		(9.7)		--		(9.7)
Interest income		11.1		--		11.1
Interest expense		(5.3)		--		(5.3)
Other, net		3.9		--		3.9
Earnings before income taxes		513.6		(18.0)		531.6
Income Taxes		61.6		(4.9)		66.5
Net Earnings	$	452.0	$	(13.1)	$	465.1
Increase over quarter ended March 31, 2008		5.3%				8.3%
Diluted earnings per common share	$	1.51	$	(0.04)	$	1.55
Increase over quarter ended March 31, 2008		5.6%				8.4%

(1) The items above adjusted for charges related to the restructuring plan that was announced on February 11, 2009 are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects.

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures

	Change	Foreign Currency Change	Organic Change
Japan market sales	33.1 %	14.8%	18.3%
Emerging market sales	(5.0)%	(19.1) %	14.1%
Global advanced technology intraocular lens sales	0.8 %	(8.9) %	9.7%

Note: Organic change presents sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

	EPS Guidance
2009 reported	$ 6.00-6.20
2009 restructuring adjustment	0.05
2009 adjusted	$ 6.05-6.25

Note: Adjusted net earnings and diluted EPS measure the results of the company's operations without certain items that pertained only to the period presented. Management believes these measures are an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers may affect our sales and profits; a weakening economy could affect demand for our products; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton
Vice President,
Investor Relations and
Strategic Corporate Communications
(817) 551-8974
doug.machatton@alconlabs.com

John Selzer
Director, Investor Relations
(817) 568-6166
john.selzer@alconlabs.com

Bob Peterson
Manager, Investor Relations
(817) 551-4687
robert.peterson@alconlabs.com